Contact

www.linkedin.com/in/vikas-garg
(LinkedIn)

Vikas Garg

Founder & CEO, abillion

Singapore, Singapore

Summary

Hi I'm Vikas and I started abillion, a social platform on a mission to help a billion people save the planet. Before starting abillion I worked in finance. Besides LinkedIn, I'm @vikas on the abillion app!

A few quotes that inspire me:

When a platform is self-service, even the improbable ideas can get tried, because there's no expert gatekeeper ready to say "that will never work!" And guess what - many of those improbable ideas do work, and society is the beneficiary of that diversity. - Jeff Bezos

Whoever saves one life saves the world entire. - the Talmud

Experience

abillion
Founder & CEO
2017 - Present (5 years)
Singapore

Building a community that makes the world a much better place for everyone.

Dymon Asia Capital
Managing Director
2015 - 2017 (2 years)
Singapore

I helped run a multibillion dollar hedge fund.

CalPERS
Deputy Head & Portfolio Manager
2013 - 2015 (2 years)
Sacramento, California, United States

I helped run investments and served on the ESG Committee for California's $500 billion pension fund.

Credit Suisse

Vice President

2004 - 2012 (8 years)

New York, New York, United States

I worked on CSFB's proprietary deals with financial sponsors, managed $3 billion of impaired assets through GFC and was awarded the firm's Global Citizenship Award.

One Zero Capital

Analyst

2002 - 2004 (2 years)

New York, New York, United States

Spent two years in India and Italy building tech, media & telecom start-ups.

urbanwarez.com

Founder

1995 - 1998 (3 years)

New York, New York, United States

In high school I ran an online store selling designer clothes and camping gear.

Education

Emory University

History & Economics

Stuyvesant High School

Math & Science

General Assembly

Computer Science